UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited

ACN/ARSN		064 270 006

1. Details of substantial holder(1)

Name		James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on		23/03/2009

The previous notice was given to the company on		27/02/2009

The previous notice was dated		27/02/2009
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	174,968,461	28.18%	167,679,721	27.01%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Person whose
	relevant interest	Nature of	Consideration given in	Class and number of	Person’s votes
Date of change	changed	change (6)	relation to change (7)	securities affected	affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person entitled to
	Registered holder	be registered as	Nature of relevant	Class and number of
Holder of relevant interest	of securities	holder (8)	interest (6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	123,621,999 ordinary shares	123,621,999
O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	44,057,722 ordinary shares	44,057,722

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date	25/03/09

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 4 pages referred to in number 3 of the ASIC Form 604 signed and dated 25 March 2009.

	Person whose		Consideration given	Class and
	relevant interest	Nature of	in relation to	number of	Person’s votes
Date of Change	Changed	Change (6)	change (7)	securities affected	affected
			AUD$	ADR’s	Common Stock
2/24/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.95	1,500	30,000
2/24/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.92	5,000	100,000
2/24/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.92	2,500	50,000
2/24/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.92	5,000	100,000
2/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.96	5,000	100,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	2,599	51,980
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	2,500	50,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	1,500	30,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	10,000	200,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	8,000	160,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	5,500	110,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	5,000	100,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.93	2,500	50,000
2/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.96	484	9,680
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	5,000	100,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.76	1,000	20,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.76	5,000	100,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	1,000	20,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	5,000	100,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	4,000	80,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	5,000	100,000

	Person whose		Consideration given	Class and
	relevant interest	Nature of	in relation to	number of	Person’s votes
Date of Change	Changed	Change (6)	change (7)	securities affected	affected
			AUD$	ADR’s	Common Stock
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	5,000	100,000
03/02/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.79	5,000	100,000
03/03/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.72	7,500	150,000
03/03/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.72	5,000	100,000
03/03/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.72	3,000	60,000
03/03/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.72	5,000	100,000
03/03/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.72	5,000	100,000
03/03/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.73	5,000	100,000
03/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.66	5,000	100,000
03/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.66	5,000	100,000
03/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.69	200	4,000
03/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.69	100	2,000
03/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.68	800	16,000
03/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.68	5,000	100,000
03/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.69	295	5,900
03/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.68	2,500	50,000
03/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.68	5,000	100,000
03/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.68	5,000	100,000
03/05/2009	O’Dwyer Investments Pty Ltd	Market Acquisition	$0.68	-200	-4,000
03/06/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.67	418	8,360
03/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.65	300	6,000
03/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
03/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.65	5,000	100,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.64	4,980	99,600
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	2,500	50,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	9,000	180,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	8,000	160,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	5,000	100,000

	Person whose		Consideration given	Class and
	relevant interest	Nature of	in relation to	number of	Person’s votes
Date of Change	Changed	Change (6)	change (7)	securities affected	affected
			AUD$	ADR’s	Common Stock
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	5,000	100,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	3,000	60,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.64	20	400
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.64	9,800	196,000
03/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.64	200	4,000
03/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.64	350	7,000
03/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	4,000	80,000
03/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	1,000	20,000
03/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	10,000	200,000
03/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	1,500	30,000
03/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	5,000	100,000
3/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	500	10,000
3/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	7,000	140,000
3/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	7,500	150,000
3/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
3/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	6,000	120,000
3/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	500	10,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	7,000	140,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	7,500	150,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	7,425	148,500
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	2,575	51,500
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	7,500	150,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	2,500	50,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	7,500	150,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	2,500	50,000
3/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.63	5,000	100,000

TOTAL				318,346	6,366,920

	Person whose		Consideration given	Class and
	relevant interest	Nature of	in relation to	number of	Person’s votes
Date of Change	Changed	Change (6)	change (7)	securities affected	affected
			AUD$	Common Stock	Common Stock
25/02/2009	James Michael O’Dwyer	Market Disposition	$0.051	115,000	115,000
25/02/2009	James Michael O’Dwyer	Market Disposition	$0.051	65,000	65,000
25/02/2009	James Michael O’Dwyer	Market Disposition	$0.052	120,000	120,000
25/02/2009	James Michael O’Dwyer	Market Disposition	$0.053	16,820	16,820
05/03/2009	James Michael O’Dwyer	Market Disposition	$0.040	300,000	300,000
11/03/2009	James Michael O’Dwyer	Market Disposition	$0.040	300,000	300,000
11/03/2009	James Michael O’Dwyer	Market Disposition	$0.040	5,000	5,000

TOTAL					921,820

James Michael O’Dwyer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: March 25, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary